                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ____________________

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________

                                    KFX INC.
                    --------------------------------------
            (Exact name of registrant as specified in its charter)

           Delaware                                             84-1079971
- ----------------------------------                              ----------
  (State or other jurisdiction of                             I.R.S. Employer
   incorporation or organization)                           Identification No.)

       1999 Broadway, Suite 3200, Denver, Colorado 80202, (303) 293-2992
       -----------------------------------------------------------------
              (Address, including ZIP code, and telephone number,
       including area code, of registrant's principal executive offices)

                            -----------------------

                                Theodore Venners
                     President and Chief Executive Officer
       1999 Broadway, Suite 3200, Denver, Colorado 80202, (303) 293-2992
       -----------------------------------------------------------------
           (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)

                              ____________________

                                   COPIES TO:

                               Warren L. Troupe, Esq.
                               Deborah A. Hogan, Esq.
                               Kutak Rock
                               717 Seventeenth Street, Suite 2900
                               Denver, Colorado 80202
                               (303) 297-2400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                         PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF                                 PROPOSED MAXIMUM OFFERING      AGGREGATE OFFERING           AMOUNT OF
SECURITIES TO BE REGISTERED    AMOUNT TO BE REGISTERED     PRICE PER SHARE/(1)/             PRICE/(1)/            REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par           2,323,000                         $7.34                    $17,050,820             $5,879.59/(2)/
 value per share
===================================================================================================================================

/(1)/ Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

/(2)/  $5,552.65 was paid with previous filings.
                        -------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     IN ACCORDANCE WITH RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONTAINED HEREIN ALSO RELATES TO (1) 237,747 SHARES OF THE REGISTRANT'S COMMON STOCK COVERED BY REGISTRATION STATEMENT NO. 33-90128, AND
(2) 431,630 SHARES OF THE REGISTRANT'S COMMON STOCK COVERED BY REGISTRATION STATEMENT NO. 33-97148.

                                   PROSPECTUS

                                2,992,377 SHARES
                                    KFX INC.
                                  COMMON STOCK

     This Prospectus relates to 2,992,377 shares of Common Stock, par value $.001 per share (the "Common Stock") of KFx Inc., a Delaware corporation (the "Company"), which may be offered from time to time by the selling stockholders named herein (the "Selling Stockholders"), including shares to be received upon the exercise of stock options and warrants. The Company will not receive any proceeds from the sale of the Common Stock offered by the Selling Stockholders hereby but will receive certain proceeds upon the exercise of the stock options and warrants, which proceeds will be used for working capital. The Company will pay all expenses incident to the registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act").

     Sales by the Selling Stockholders hereby may be effected from time to time in one or more transactions for their own account (which may include block transactions) on the American Stock Exchange or in negotiated transactions. Sales will be at prices and on terms then prevailing or at prices related to the current market price or at negotiated prices and terms. In connection with any sales of the Common Stock offered hereby, the Selling Stockholders and participating agents, brokers or dealers may be deemed to be underwriters as that term is defined under the Securities Act, and commissions or discounts or any profit realized on the resale of such securities may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

     The Common Stock is listed for trading on the American Stock Exchange ("AMEX") under the symbol "KFX." On July 16, 1996, the last reported sale price of the Common Stock on the AMEX was $6.75 per share.

     THESE SECURITIES ARE SUBJECT TO A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July __, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. The Common Stock of the Company is quoted on the American Stock Exchange. Reports and other information concerning the Company may also be inspected at the offices of The American Stock Exchange, Inc. at 86 Trinity Place, New York, New York 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, (2) Amendment No. 1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995,
(3) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, (4) the Company's Current Report on Form 8-K dated April 19, 1996, and (5) the description of the Company's Common Stock contained in its Registration Statement on Form 10-SB filed with the Commission on July 11, 1994. All documents filed by the Company with the Commission pursuant to Section 13(a), 13
(c), 14 or 15 (d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to KFx Inc. Attention: Corporate Secretary, 1999 Broadway, Suite 3200, Denver, Colorado 80202, telephone (303) 293-2992.

                                 RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in the Prospectus. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered hereby.

     HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY. The Company has had no material licensing, royalty or product sales revenues or income from operations since its inception in February 1988 (or prior to inception when the operations of the Company were conducted by various predecessor entities). Net losses before extraordinary items were approximately $8.8 million and $6.1 million in 1995 and 1994, respectively. The Company expects to incur additional losses in the foreseeable future and there can be no assurance that the Company will ever achieve substantial revenues or profitability, or that profitability will be sustained for any period of time.

     UNCERTAINTY OF ADDITIONAL FUNDING. The current near-term funding sources available to the Company are (i) cash on hand, which as of July 16, 1996 was approximately $3.4 million; (ii) an option granted to Thermo Ecotek Corporation ("TEC") for the sale of up to 1.25 million shares of Common Stock during a two-month period beginning in December 1996, for proceeds to the Company of up to $2.5 million; (iii) the expected start-up of the KFx Fuel Partners, L.P. production facility near Gillette, Wyoming in the fourth quarter of 1996 (the "Project"), which is expected to result in royalty payments, net profits interest, and possible management fees to the Company; (iv) the exercise of certain outstanding common stock purchase warrants, which could result in proceeds to the Company in late 1996 of up to approximately $0.5 million; and
(v) certain cost reimbursements from K-Fuel L.L.C., a Delaware limited liability company ("K-Fuel LLC") formed to facilitate a collective research and development program between the Company and Kennecott Alternative Fuels, Inc. ("KECC"). See "THE COMPANY-Recent Developments." The Company believes that based solely on the current cash on hand and the expected cost reimbursement payments from K-Fuel LLC, the Company will be able to fund its current operating requirements until the second or third quarter of 1997. If TEC does not exercise its option in December 1996 or January 1997, the Company will be required to seek additional financing sources in late 1997 or early 1998. Additionally, the Company may be required to obtain additional financing for an equity participation, if any, in any future K-Fuel production facilities. The Company does not currently have any commitments with respect to additional financing, and there can be no assurance that such financing would be available on terms acceptable to the Company or at all. In addition, the ability of the Company to secure additional financing is limited by the terms of a Stock Purchase Agreement between the Company and TEC pursuant to which, without the prior written consent of TEC, the Company may not, among other things, issue or sell any class or series of stock other than Common Stock; use more than 10% of the proceeds from the sale of any stock for activities other than the construction, ownership and/or operation of K-Fuel plants, or incur any indebtedness other than purchase money indebtedness that is secured only by the assets of a particular project and is nonrecourse to the Company and its subsidiaries.

     UNCERTAINTY OF PROJECT PROFITABILITY. The Company currently anticipates that one of its significant future revenue sources will be the commencement of licensing and royalty payments and operating revenues from the Project and future expected production facilities to be developed under the agreements with K-Fuel LLC. See "THE COMPANY-Recent Developments." However, there can be no assurance that the Project will be profitable or that it will be able to begin operations as scheduled or that any additional facilities will be developed. The failure of the Company to receive payments from the Project as anticipated may require the Company to seek additional financing in late 1997.

     NO ESTABLISHED MARKET FOR BENEFICIATED FUEL PRODUCTS. Although the Company believes that a substantial market will develop both domestically and internationally for clean coal fuel products, an established market does not currently exist. As no established market exists, the availability of accurate and reliable pricing information and transportation alternatives are not fully known. The future success of the Company will be determined by its ability to establish such a market among potential customers such as electrical utility companies and industrial coal users. Many of such potential users of the Company's fuel products will be able to choose among alternative fuel supplies. Although the Company has successfully operated a K-Fuel Technology (as defined herein) demonstration plant, the market viability of the K-Fuel Technology will not be known until the Company constructs one or more commercial-scale production facilities, either in the United States or internationally. Pursuant to a Partnership Agreement by and among Eco Fuels, Inc., KFx Wyoming, Inc., a wholly owned subsidiary of the Company, and TCK Fuels, Inc., the Company has a 5% interest in a limited partnership formed to construct, develop and operate the Project. Until the Project is completed or another commercial-scale facility is constructed, the Company faces the risk that it will be unable to generate sufficient market interest to continue in business. Further, there can be no assurance that the Project or any other commercial-scale facility will be successful.

     FEDERAL REGULATION OF AIR EMISSIONS. A significant factor driving the creation of the United States market is the Clean Air Act, as amended by the Clean Air Act Amendments of 1990 (the "Clean Air Act"). The Clean Air Act specifies certain air emission requirements for electrical utility companies and industrial coal users. The Company believes that compliance with such regulations by these coal users can be fully or partially met through the use of clean-burning fuel technologies such as that developed by the Company. A full or partial repeal of the Clean Air Act would have a material adverse effect on the Company. The Company is unable to predict future regulatory changes and their impact on the demand for the Company's products.

     OIL BARREL EQUIVALENT TAX CREDIT. The Federal Oil Barrel Equivalent Tax Credit ("OBETC") is a significant incentive for potential joint venture partners to invest in United States commercial-scale production facilities using the K-Fuel Technology. A repeal or revision of the amount of federal tax credits provided by the OBETC could negatively impact the ability of the Company to attract additional joint venture partners for United States commercial-scale production facilities.

     COMPETITION. The Company will face competition from other companies in the clean coal and alternative fuel technology industries. Some of these companies have financial and managerial resources greater than those of the Company, and therefore may be able to offer products more competitively priced and more widely available than those of the Company. Also, such competitors' products may make the Company's technology and products obsolete or non-competitive.

     CLAIMS AGAINST FUTURE LICENSING AND ROYALTY STREAMS. The Company anticipates that a significant portion of its future revenue stream will be in the form of licensing and royalty payments from third party licensees operating commercial-scale production facilities. As part of a debt restructuring agreement reached with the State of Wyoming in 1994, the Company granted a 12% interest in future licensing and royalty payments from its K-Fuel Technology to the State of Wyoming, until the State's interest has reached $5 million. Thereafter, the State's interest decreases to 6% of licensing and royalty streams. The Company also has a royalty agreement with Mr. Edward Koppelman, the inventor of the K-Fuel Technology, whereby Mr. Koppelman is entitled to 25% of future license fees and royalty payments received by the Company up to a maximum of approximately $75.7 million. Additionally, the Company has entered into royalty agreements with two other entities in connection with the Project whereby the Company is obligated to pay (i) an overriding royalty of 0.5% on the gross revenues generated by the sale of fuel produced at any plant (other than the Project) located in the United States in which the feedstock is coal and which uses the proprietary Series "C" technology to produce fuel, and (ii) 20% of the royalty income received by the Company until the earlier of such time as
(a) the other party has received royalty payments of $1,500,000 or (b) September 15, 2015, respectively. Amounts due under these agreements may restrict or limit the Company's ability to pursue other commercialization opportunities as such payments will decrease cash flow from operations.

     RELIANCE ON EXISTING MANAGEMENT. The Company's progress to date has been largely the result of the efforts of its executive management team and Board of Directors. The loss to the Company of any of these individuals could have a material adverse effect on the Company. The Company has a limited amount of "key man" life insurance for Theodore Venners, the Chairman of the Board of Directors, President and Chief Executive Officer.

     COMMON STOCK ELIGIBLE FOR FUTURE SALE AND PRICE OF COMMON STOCK. Sales of substantial numbers of shares of Common Stock in the public market following the offering hereby could adversely affect the market price of the Common Stock. Upon completion of this offering, there will continue to be 22,531,040 shares of Common Stock outstanding. The 2,992,377 shares of Common Stock sold pursuant to this offering will be freely tradeable without restriction (except as to those shares sold to affiliates of the Company). Of the remaining shares of Common Stock outstanding, 15,672,070 are "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). In the near future the Company may also consider filing a registration statement with respect to shares of Common Stock to be offered and sold by the Company in order to raise capital for a commercial plant project, although at this time the Company cannot estimate the amount or time of such an offering. The Company is unable to predict the effect that sales of Common Stock under Rule 144 or pursuant to such registration or otherwise may have on the then prevailing market price of the Common Stock.

     DILUTION; CHANGE IN CONTROL. There are currently outstanding options and warrants to purchase 10,900,000 shares of Common Stock, which includes TEC's option to acquire up to 1,250,000 shares and a warrant issued to TEC to purchase 7,750,000 shares of Common Stock ("Warrant A"). In addition, TEC has a warrant (the "Control Warrant"), which may only be exercised if TEC exercises the stock option and Warrant A. The Control Warrant gives TEC the right to purchase the number of shares of Common Stock that, when added to all shares owned by TEC on the exercise date or which TEC has the right to acquire within sixty days of the exercise date, would be sufficient to give TEC ownership of 51 percent of the Common Stock outstanding, on a fully diluted basis, on the exercise date. To the extent such options or warrants are exercised, it will result in dilution to existing stockholders. In addition, as long as such options or warrants are outstanding, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding options and warrants can be expected to exercise them, to the extent that they are able to, thereby adversely affecting the Company's ability to raise additional equity capital.

     GOVERNMENTAL REGULATION. The Company's business is subject to numerous federal and state regulations. Any United States production plants which may be constructed will require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies before construction of any such facility may begin, and will be subject to periodic maintenance or review requirements once any such facilities begin production. Such permits and regulations relate to (i) air quality; (ii) wastewater discharge; (iii) land quality; and (iv) hazardous waste treatment storage and disposal. There can be no assurance that such approval will be granted to the Company. In addition, there can be no assurance that future domestic or international governmental regulations will not change such that the necessary permits and approvals for any future commercial-scale production facilities will be prohibitively expensive or difficult to obtain. Any failure to obtain required regulatory approvals, or any substantial delay in obtaining such approval, could have a material adverse effect on the Company.

     OPERATIONS IN FOREIGN COUNTRIES. The Company believes that opportunities for exploiting its technologies may exist in foreign countries that are experiencing severe environmental problems or in countries that can develop an export market for beneficiated coal fuel products. Many of these countries are located in Asia and Eastern Europe, and have histories of volatile government control and poor economic conditions. Although the Company currently has no production facilities in any of these countries, future production facilities in such countries could be subject to high levels of regulation and/or taxation, poor local economic conditions, and in extreme circumstances, expropriation of assets. Additionally, repatriated net revenues from such production facilities could be subject to unfavorable foreign exchange conditions. The Company has identified the countries of the Czech Republic, Indonesia and Turkey as current specific targets for the K-Fuel Technology. The specific risks associated with investments in these countries can generally be categorized as those risks identified above.

     ABSENCE OF DIVIDENDS. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future. In addition, pursuant to a stock purchase agreement between the Company and TEC, so long as TEC, together with its affiliates, own at least 1,000,000 shares of Common Stock and either of the warrants issued to TEC remain in effect, the Company may not declare or pay any dividends on its Common Stock other than dividends payable solely in Common Stock.

                                  THE COMPANY

     The Company, formerly Beaumont Financial Ltd., was incorporated in Delaware in February 1988 and is engaged in the business of licensing and commercializing a technology that enhances the combustion characteristics of coal and other carbonaceous fuels ( the "K-Fuel Technology"). The K-Fuel Technology uses heat and pressure to physically and chemically transform high-moisture, low energy per pound coal and other organic feedstocks into a lower moisture, high energy solid fuel ("K-Fuel"). The Company believes that the principal benefit of the K-Fuel Technology in the United States is that the fuel produced from the process can allow electrical power producers, manufacturers and other large scale users of coal to meet the clean air standards imposed by the Clean Air Act. In the absence of a clean-burning fuel such as that produced by the K-Fuel Technology, many existing users of coal face costly capital expenditure requirements to modify their coal-powered facilities to comply with the Clean Air Act. The Company believes that the principal benefit of the K-Fuel Technology in markets outside of the United States is that low-rank indigenous coal supplies can be upgraded to provide a more cost effective and less environmentally damaging fuel source for power producers, manufacturers and households. This is of particular importance for many developing nations that are rapidly industrializing and that face pressure (both internally and externally) to increase their environmental standards and make the most cost effective use of indigenous energy sources. Also, the ability to upgrade low-rank indigenous coal resources to a more clean burning, energy efficient fuel could create the opportunity for nations with abundant coal resources to generate hard currency export earnings from the sale of upgraded fuel product. See "Risk Factors."

RECENT DEVELOPMENTS

     In April 1996 the Company and KECC, a wholly owned subsidiary of Kennecott Energy and Coal Company, formed K-Fuel LLC. Pursuant to the Limited Liability Company Agreement of K-Fuel LLC (the "Agreement"), K-Fuel LLC will provide support for further technical advancement and the commercialization of business opportunities arising out of the K-Fuel Technology, including research and development, sublicensing, marketing and consulting, but not including any actual construction of plants or facilities to produce K-Fuel products on a commercial basis ("Commercial Projects"). Commercial Projects will be constructed by separate entities in which KECC, the Company or both will have an equity interest and which will receive a sublicense from K-Fuel LLC for the K-Fuel Technology.

     Initially, the Company will have a 51% interest in K-Fuel LLC and KECC will have a 49% interest. At such time as entities in which KECC has an equity interest have placed into service Commercial Projects with a collective design capacity equal to or in excess of 3 million tons of K-Fuel product per annum, KECC will have a 51% interest in K-Fuel LLC and the Company will have a 49% interest. The initial capital contributions to K-Fuel LLC by KECC and the Company were $1,001,000 and $1,000, respectively. Subsequently, K-Fuel LLC made a payment of $1,000,000 of such capital contribution to the Company in consideration for the Company entering into the Agreement. KECC has also agreed to pay to K-Fuel LLC such amounts as may be necessary for all research and development costs incurred by K-Fuel LLC up to $4,000,000. KECC has the right to terminate its obligation to fund research and development costs at any time upon written notice to the Company. Upon such termination, the Company would have the right and option to acquire all of KECC's interest in K-Fuel LLC for $1,000 and KECC would no longer have an interest in K-Fuel LLC or the K-Fuel Technology.

     In connection with the Agreement, the Company granted K-Fuel LLC an exclusive, worldwide, fully-paid, royalty-free right and license (including the right to grant sublicenses) to and under the K-fuel Technology, except to the extent that it pertains to the beneficiation or restructuring of coal or coal related feedstocks under the Series A and Series B K-Fuel Technology (the "KFX License"). In addition, Heartland Fuels Corporation, an 85% owned subsidiary of the Company, granted K-Fuel LLC an exclusive, worldwide, fully-paid, royalty-free right and license (including the right to grant sublicenses) to and under the Series A and Series B K-Fuel Technology, as it pertains to the beneficiation or restructuring of coal or coal related feedstocks (the "HFC License"). Both the KFX License and the HFC License specify minimum terms and provisions for any sublicenses granted by K-Fuel LLC to third parties.

     The Company's principal executive offices are located at 1999 Broadway, Suite 3200, Denver, Colorado 80202, and its telephone number is (303) 293-2992.

                                USE OF PROCEEDS

     The Company will receive no proceeds from the sale of the Common Stock by the Selling Stockholders. However, the Company may receive a maximum of [$7,853,150] upon the exercise of the warrants and the stock options, which proceeds will be used for working capital requirements and general corporate purposes.

                              SELLING STOCKHOLDERS

     The Common Stock is to be offered and sold from time to time by and on behalf of the Selling Stockholders named in the following table, in the manner and under the circumstances described on the cover page of this Prospectus and under "Plan of Distribution." The following table sets forth for each Selling Stockholder the number of shares of Common Stock beneficially owned prior to the offering, the number of shares to be offered and, assuming that each Selling Stockholder sells all of his/her shares, the number and percentage of shares of Common Stock to be owned by each after completion of the offering.

                                                                                             Percentage
                                                                                                of
                                                Common                           Common      Outstanding
                                                Stock                             Stock        Common
                                                Owned              Common         Owned      Stock Owned
 Stockholder                                    Before             Stock          After         After
                                               Offering            Offered       Offering      Offering
========================================================================================================
Eugene M. and Ann G. Anderson                  27,500                27,500          --            --
Bergen Fondsmegler Forretning A/S             100,000               100,000          --            --
ENSERV Inc./(1)/                              375,000               375,000          --            --
Donald L. Ewart                                15,000                15,000          --            --
Robert J. Frulla                               31,000                31,000          --            --
William A. Gooch                               13,000                13,000          --            --
C. Boyden Gray                                 12,500                12,500          --            --
Jack M. Grinwis                                15,000                15,000          --            --
John C. Grisham                                15,000                15,000          --            --
Donald K. Harness                              15,385                15,385          --            --
Chantal A. Hickman                             16,500                16,500          --            --
RHC Investments Client Account #7               5,000                 5,000          --            --
Emily S. and Edward L. Larner                   9,333                 9,333          --            --
Alan L. Levick                                  6,667                 6,667          --            --
Herbert Lichtenstein                            3,125                 3,125          --            --
M&H Investments Client Account #6              10,000                10,000          --            --
Al Nuzum Supply Co., Inc.                      22,223                22,223          --            --
Olympic Consulting, Inc.                       10,000                10,000          --            --
Henry D. Owen                                  15,000                15,000          --            --
Pequot Scout Fund, L.P.                        35,000                35,000          --            --
Pequot Partners Fund, L.P.                     85,000                85,000          --            --
Sally T. Pierce                                26,667                26,667          --            --
Robert E. Pumphrey                             11,900                11,900          --            --
Robert E. Pumphrey and Lisa                    28,582                10,400      18,182             *
 Pumphrey
Colin Rampton                                     906                   906          --            --
RHC Investments 83-X1                           4,630                 4,630          --            --
RHC Investments 82-X1                             500                   500          --            --
Philip E. Ruppe                                24,391                24,391          --            --
Scott A. Shuda                                    500                   500          --            --
Smart & Therenet, P.C.                         22,000                22,000          --            --

                                                                                                   Percentage
                                                                                                       of
                                                Common                            Common           Outstanding
                                                 Stock                              Stock             Common
                                                 Owned              Common          Owned          Stock Owned
              Stockholder                       Before              Stock           After             After
                                               Offering            Offered         Offering          Offering
===============================================================================================================
William H. Timbers                             10,000              10,000                --             --
Pedro H. Valdes                                17,000              17,000                --             --
Theodore Venners/(3)(7)/                    4,953,467/(10)(11)/   185,000/(12)/   4,768,467            22%
Venners & Company, Ltd./(2)/                   40,000              40,000                --             --
J. Richard Welton                              31,250              31,250                --             --
Olen Wilson, Jr.                               10,000              10,000                --             --


SHARES UNDERLYING WARRANTS

Pequot Scout Fund, L.P.                        37,500              37,500                --             --
Pequot International Fund, L.P.                87,500              87,500                --             --
Innovative Research Associates, Inc.           75,000              75,000                --             --
Peter G. Martin/(3)/                           75,000              75,000                --             --
Richard C. Whitner                            100,000             100,000                --             --
John P. Demoleas                                5,000               5,000                --             --

SHARES UNDERLYING
STOCK OPTIONS

Starkey A. Wilson/(3)/                      1,269,100/(4)/        150,000         1,119,100              5%
James A. Bitonti/(3)/                         490,050/(5)/         50,000           440,050              2%
Jack C. Pester/(3)/                            67,126/(6)/         50,000            17,126              *
Robert H. Gentile                              80,000              80,000                --              --
Joyce M. Goldman/(7)/                         225,000/(8)/         75,000           150,000              --
Jeffrey A. Hansen/(7)/                         30,000              30,000                --              --
Brenda S. Keiser/(7)/                          26,000              26,000                --              --
Jonathan W. Kohn/(7)/                          18,000              18,000                --              --
Michael L. Schlegal/(7)/                       26,000              26,000                --              --
Rudolph G. Swenson/(7)/                       245,100/(9)/         95,000           150,100              *
Kurt Eckrich/(3)(7)/                          601,000/(13)/       600,000             1,000              *
Richard L. Eckrich                             50,000/(15)/        50,000                --              --
William L. Keepers/(17)/                      133,586/(16)/       130,000             3,586              *
- ---------------------

*        Less than 1%
/(1)/ On August 18, 1995, the Company entered into an agreement with ENSERV, Inc., whereby the Company agreed to purchase 800 shares of common stock of Heartland Fuels Corporation for a purchase price of $250,000 in cash and 375,000 shares of Common Stock.
/(2)/ On January 1, 1994, the Company entered into a consulting agreement with Venners & Company, Ltd. pursuant to which the Company agreed to pay Venners & Company, Ltd. a fixed monthly amount of $10,000 for consulting services.
/(3)/    Director of the Company.
/(4)/ Includes 150,000 shares to be acquired pursuant to the stock options, some of which are not exercisable within 60 days of the date of this Prospectus.
/(5)/ Includes 50,000 shares to be acquired pursuant to the stock options, some of which are not exercisable within 60 days of the date of this Prospectus.
/(6)/ Includes 50,000 shares to be acquired pursuant to the stock options, some of which are not exercisable within 60 days of the date of this Prospectus.
/(7)/    Employee of the Company.
/(8)/ Includes 75,000 Shares to be acquired pursuant to the stock options, some of which are not exercisable within 60 days of the date of this Prospectus.
/(9)/ Includes 95,000 Shares to be acquired pursuant to the stock options, some of which are not exercisable within 60 days of the date of this Prospectus.
/(10)/ Includes 50,000 shares to be acquired pursuant to the stock options, some of which are not exercisable within 60 days of the date of this Prospectus.
/(11)/   Includes 755,100 shares owned by a corporation of which Mr.
         Venners owns 75% of the outstanding common stock.

/(12)/ Includes 135,000 shares of Common Stock being registered hereby for transfer in settlement of certain indebtedness of Mr. Venners and 50,000 shares of Common Stock underlying stock options.

/(13)/ Includes 600,000 shares to be acquired pursuant to stock options, all of which are currently exercisable.

/(14)/   Former officer and director.

/(15)/ Includes 50,000 shares to be acquired pursuant to stock options, all of which are exercisable within 60 days of the date of this Prospectus.

/(16)/ Includes 130,000 shares to be acquired pursuant to stock options, all of which are currently exercisable.

                              PLAN OF DISTRIBUTION

            The Common Stock may be offered by the Selling Stockholders from time to time in one or more transactions for their own account on the American Stock Exchange or in negotiated transactions. Sales will be at prices and on terms then prevailing or at prices related to the current market price or at negotiated prices and terms. The Common Stock may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock as agent, but may position and resell a portion of the block as principal in order to consummate the transaction; (b) purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; or (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. Any such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Common Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealers that act in connection with the sale of the Common Stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                 The Common Stock covered by this Prospectus may be sold under Rule 144 rather than this Prospectus if they qualify for sale under Rule
       144. As of the date of this Prospectus, 55,800 shares of such Common Stock may qualify for resale under Rule 144.

                            ADDITIONAL INFORMATION

            The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                                 LEGAL MATTERS

            Certain legal matters relating to the Common Stock to be offered hereby will be passed upon for the Company by Kutak Rock, Suite 2900, 717 Seventeenth Street, Denver, Colorado 80202.

                                    EXPERTS

            The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

===========================================================
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING, OTHER
THAN THOSE MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE,
SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE
UNDERWRITERS.  NEITHER THE DELIVERY OF THIS PROSPECTUS NOR
ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE
CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN
THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF
THE COMPANY SINCE THE DATE HEREOF.  THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY
STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED
OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION
IS NOT QUALIFIED TO DO SO OR TO ANYONE WHOM IT IS UNLAWFUL
TO MAKE SUCH OFFER OR SOLICITATION.


        -------------------
         TABLE OF CONTENTS
        -------------------

                                Page
                                ----
AVAILABLE INFORMATION...........  2
INCORPORATION OF CERTAIN
   DOCUMENTS BY REFERENCE.......  2
RISK FACTORS....................  3
THE COMPANY.....................  7
USE OF PROCEEDS.................  8
SELLING STOCKHOLDERS............  8
PLAN OF DISTRIBUTION............ 12
LEGAL MATTERS................... 13
EXPERTS......................... 13

=======================================



=======================================

       2,992,377 SHARES


       KFX INC.

     COMMON STOCK



- ----------------------------------------


            PROSPECTUS


- ----------------------------------------




         _________, 1996


========================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


       ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The following table sets forth the expenses to be borne by the registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the Common Stock hereunder.

                                  Payable by
                                     the
                                  Registrant
                                  -----------
SEC registration fee...........    $ 5,879.59
Accounting fees and expenses...      5,000.00
Legal fees and expenses........     10,000.00
Printing costs.................      2,000.00
Blue Sky fees and expenses.....      1,000.00
Miscellaneous..................
                                   ----------
     Total.....................    $23,879.59
                                   ==========


            The foregoing items, except for the SEC registration fee, are estimated.

       ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Section 102(b)7 of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

            Section 145 of the DGCL provides that directors and officers of Delaware corporations may, under certain circumstances, be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.
       Section 145 also provides that directors and officers may also be indemnified against expenses (including attorneys' fees) incurred by them in connection with a derivative suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

            The Company has implemented such indemnification provisions in its Certificate of Incorporation which provides that officers and directors shall be entitled to be indemnified by the Company to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or director of the Company.

            The above discussion of the Company's Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Certificate of Incorporation and statutes.

       ITEM 16.  EXHIBITS.

            The following is a complete list of exhibits filed as part of the Registration Statement. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 601 of Regulation S-K.

            5.1 Opinion of Kutak Rock as to the legality of the Common Stock being registered.

            23.1 Consent of Kutak Rock (see Exhibit 5.1).

            23.2 Consent of Price Waterhouse LLP.

            24.1 Powers of Attorney.

       ITEM 17.  UNDERTAKINGS.

            The Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed what was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       Provided, however, that paragraphs (1)(a) and (1)(b) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
       1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 17th day of July, 1996.

                                      KFX INC.
                                      (Registrant)


                                      By: /s/ Theodore Venners
                                         ----------------------------------
                                      Theodore Venners, Chairman, President and
                                      Chief Executive Officer

Name                    Title                                    Date
- ---------------------   --------------------------------------   -------------

             *          Director                                 July 17, 1996
- ---------------------
James A. Bitonti

/s/ Kurt B. Eckrich
- ---------------------   Executive Vice President, Chief          July 17, 1996
Kurt B. Eckrich         Financial Officer and Director

             *          Director                                 July 17, 1996
- ---------------------
Brian D. Holt

             *          Director                                 July 17, 1996
- ---------------------
Peter G. Martin

             *          Director                                 July 17, 1996
- ---------------------
Jack C. Pester

/s/ Rudolph G. Swenson
- ---------------------   Vice President, Secretary and            July 17, 1996
Rudolph G. Swenson      Treasurer

 /s/ Theodore Venners
- --------------------    Chairman of the Board of Directors,      July 17, 1996
Theodore Venners        President and Chief Executive Officer

             *          Director                                 July 17, 1996
- ---------------------
Starkey A. Wilson

      /s/ Theodore Venners
*By  ----------------------
        Theodore Venners,
      as Attorney-in-Fact

                                 EXHIBIT INDEX


            5.1 Opinion of Kutak Rock as to the legality of the Common Stock being registered./**/

            23.1 Consent of Kutak Rock (see Exhibit 5.1)./**/

            23.2 Consent of Price Waterhouse LLP./*/

            24.1 Powers of Attorney./**/

       ________________

       /*/  Filed herewith.
       /**/ Previously filed.